7th Amended & Restated Appendix A

TO INVESTMENT ADVISORY AGREEMENT
BETWEEN
INVESTMENT MANAGERS SERIES TRUST
AND
PALMER SQUARE CAPITAL MANAGEMENT LLC

Fund	Advisor Fee	Effective Date
Palmer Square Absolute Return Fund	0.99%	February 1, 2015
Palmer Square Income Plus Fund	0.55%	February 28, 2014
Palmer Square Long/Short Credit Fund	1.00%	November 28, 2014
Palmer Square Ultra-Short Duration Investment Grade Fund	0.25%	October 7, 2016

Amended and approved by the Board on September 22, 2016.

Agreed and accepted this 7th day of October, 2016.

INVESTMENT MANAGERS SERIES TRUST		PALMER SQUARE CAPITAL MANAGEMENT LLC

By:	/s/ Rita Dam	By:	/s/ Christopher D. Long

Print Name:	Rita Dam	Print Name:	Christopher D. Long

Title:	Treasurer	Title:	President